Exhibit 14.2

English summary

INFORMATION CONCERNING THIRD INDOSAT BONDS IN YEAR 2003 WITH FIXED RATE

Overview

Elaborations on the Third Indosat Bonds in Year 2003 with Fixed Rate (“Bonds”) as set out hereinafter constitute the principal provisions of the Trustee with Agreement and are not complete duplication of all the terms and conditions set out in the Trustee Agreement between the Issuer and PT Bank Rakyat Indonesia (Persero) as Trustee with the deed of Trustee Agreement for Indosat Bonds III of 2003 No. 36 dated September 10, 2003, as amended by Amendment of Trustee Agreement for Indosat Bonds III of 2003 No. 22 dated October 9, 2003, all made before Poerbaningsih A. Warsito, S.H., Notary in Jakarta. In the event of any discrepancy between information on the Bonds in this Chapter and those which were contained in the Trustee Agreement, the provisions of the Trustee Agreement shall prevail.

The Bonds was issued without certificates except for a Global Certificate issued by the issued by the issuer to be registered in the name of PT Kustodian Sentral Efek Indonesia (“KSEI”) based on the Bonds Registration agreement in KSEI as proof of indebtedness for the benefit of the Bondholders through the Account Holder with due observance of regulations in the area of capital market. Proof of the ownership of the bonds for Bondholders is the Written Confirmation issued to the Bondholders by KSEI or the Account Holder under a securities account opening agreement.

Bond Interest shall be paid every 3 (three) months as of the Issue Date on the Bond Interest Payment Date. Bond Interest shall be calculated based on the number of days elapsed counted from the Issue Date, where 1 (one) month comprises of 30 (thirty) days and 1 (one) year comprises of 360 (three hundred and sixty) days. All of the bonds must be redeemed at the value of Bond Principal as stipulated in the Written Confirmation held by the Bondholders on the Bond Principal Payment Date, namely on [October 22, 2008 for Series A Bonds and October 22, 2010 for Series B Bonds].

Payment of Bond Interest and/or redemption of Bond Principal to the Bondholders through the Account Holder shall be conducted by KSEI as the Paying Agent on behalf of the Issuer under the Paying Agent Agreement with due observance of the laws and regulations in the area of Capital Market and KSEI regulations.

Ownership of the Bonds shall be transferred through Bond account Transfer from one Securities Account to another Securities Account. The Issuer, the Trustee and the Paying Agent shall consider the Account Holders as the legal Bondholders with regards to receive payment of Bond Interest and redemption of Bond Principal and other rights relating to the Bonds.

Withdrawal of the Bonds from the Securities Account can only be effected through an account transfer to another Securities Account. Withdrawal of Bonds from the Securities Account to be converted into a Bond certificate shall not be executed except in the event of a cancellation of Bond subscription at the KSEI Collective Depository upon the request of the Issuer or Trustee with due observance of the applicable laws and regulations in the area of Capital Market and resolution of the General Meeting of Bondholders.

Structure of the Bonds

Bond Principal and Account Transfer Unit

The principal of the Bonds shall be up to Rp. 2,500,000,000,000.00 (two trillion and five hundred billion rupiah) with a Bond Transfer Unit which can be transferred and traded from one Securities Account to another with the amount of Rp 50,000,000.00 (fifty million rupiah) or the multiplication thereof.

Offer Price

The Bonds will be offered at 100% (one hundred percent) of the Bonds Principal.

Bond Interest

The Bonds’ interest shall be as follows:

Series A Bonds shall bear interest at the rate of 12.5% per annum.

Series B Bonds shall bear interest at the rate of 12.875% per annum.

Bond interest shall be paid by the Issuer to the Bondholders through the Selling Agent on the Interest Payment Date. The Bonds’ interest is paid quarterly (3 months) from the Issue Date, of which the first interest will be paid on 22 January 2004 , while the last interest which will fall on the same date as the due date of the Bonds will be paid on 22 October 2008 for the Series A Bonds, and on 22 October 2010 for the Series B Bonds, or on the earlier date of 22 October 2007 (4th anniversary) for Series A Bonds if the Issuer exercises Call Option on the Series A Bonds, or on the earlier date of 22 October 2007 (4th anniversary) or 22 October 2009 (6th anniversary) if the Issuer exercises Call Option on Series B Bonds.

Bond Interest shall be calculated based on the number of days elapsed counted from the Issuance Date, where 1 (one) month comprises of 30 (thirty) days and 1 (one) year comprises of 360 (three hundred and sixty) days.

The interest shall be paid by the Issuer to the Bondholders through the Account Holder at KSEI on the respective Bond Interest Payment Date.

Term and Maturity

The Bonds have a tenor of 5 (five) years for the Series A Bonds and 7 (seven) years for the Series B Bonds, with a Call Option at the 5th anniversary. The Bonds shall mature and be redeemed at the value of the Bond Principal as stated in the Global Certificate on 22 October 2008 for the Series A Bonds and on 22 October 2010 for the Series B Bonds or on the earlier date of 22 October 2007 for Series A Bonds if the Issuer exercises Call Option on the Series A Bonds, or on the earlier date of 22 October 2007 or 22 October 2009 if the Issuer exercises Call Option on Series B Bonds.

Call Option

The Issuer is entitled to prepay the Bonds Principal of Seri A Bonds and/or Bonds Principal of Seri B Bonds to the Seri A Bondholders and/or Seri B Bondholders through the Trustee (hereinafter referred to as “Call Option”), where such payment of Bonds Principal is conducted through the Paying Agent. Call Option with respect to Seri A Bonds may be exercised by the Issuer on the fourth anniversary of the Issuance, and Call Option with respect to Seri B Bonds may be exercised by the Issuer on the fourth or sixth anniversary of the Issuance (hereinafter referred to as “ Call Option Exercise Date”), with the following terms and conditions:

a.	the Issuer and Trustee are obliged to announce in at least 1 (one) daily newspaper with national circulation which cost shall be borne by the Issuer on the exercise of the Call Option at 6 (six) months or 2 (two) Bond Interest payment period prior to the Call Option Exercise Date (hereinafter referred to as “Option Call Announcement Date”)

b.	the Issuer shall notify the Trustee and Paying Agent in writing at the latest 5 (five) Business Days prior to the Call Option Announcement Date regarding the intention of the Issuer to exercise the Call Option;

c.	If the Issuer decides to exercise the Call Option, the Issuer shall fully prepay the outstanding Bonds Principal of Seri A Bonds and/or Seri B Bonds (as applicable) to the Seri A Bondholders and/or Seri B Bondholders through the Paying Agent on the Call Option Exercise Date with a value of 100% from the Seri A Bonds Principal or Seri B Bonds Principal (as applicable);

d.	Call Option that was proposed by the Issuer in accordance with the above terms and conditions shall be irrevocable.

Guarantee

The Bonds, immediately upon the redemption of the debts of PT Satelit Palapa Indonesia (Satelindo) under the Master Restructuring Agreement (MRA) dated 30 May 2000, shall be backed by the corporate guarantee of Satelindo and PT Indosat Multimedia Mobile (IM3), whereby such corporate guarantee shall only be effective up to the date of the effective date of the merging process of Satelindo and IM3 into the Issuer.

Sinking Fund

The Issuer does not effect any provision of funds for the redemption of the Bonds under the consideration of optimizing the utilization of the Bond issuance proceeds in accordance with the objective of usage of proceeds from the Bond issuance as stipulated in the Prospectus.

TERMS AND CONDITIONS TO BE OBSERVED BY THE ISSUER

a.	The Issuer, and, as relevant, the substantive Subsidiaries (substantive Subsidiaries shall mean the Subsidiaries with a minimum assets of 10% (ten per cent) of the total asset of the Issuer in accordance with the latest financial report of the Issuer or with a minimum revenue of 10% (ten per cent) of the total revenue of the Issuer in accordance to the latest financial report of the Issuer), unless with prior consent from the Trustee, shall not:

i)	encumber and/or pledge part of all of its present or future assets and/or permit and/or give consent to the Subsidiaries to encumber and/or pledge part or all of the Subsidiaries’ present or future assets, right over income of Issuer and/or Subsidiaries, whether it is obtain in the present or future, to any third party, except encumbrance of security right or pledge which constitutes Permitted Collateral and Encumbrance.

ii)	grant corporate guarantee (Borgtache) or permit the Subsidiaries to grant corporate guarantee to other parties, except (a) such corporate guarantee constitutes Permitted Collateral and Encumbrance, and/or (b) such corporate guarantee is granted to secure the Subsidiaries’ debt or obligation in a normal business practice, and such secured obligation/debt shall at any time in accumulation not exceed 10% (ten percent) of the Adjusted Consolidated Capital, and/or (c) such corporate guarantee is given for the purpose of securing the indebtedness of the subsidiary which will be established in relation to the plan of the Issuance of the promissory note.

iii)	conduct any merger, consolidation, acquisition with or on other company or party which result in the dissolution of the Issuer, or which may have adverse effect to the continuance of the Issuer’s business, or permit the Subsidiaries which operate in the Issuer’s Main Business Activities to enter or conduct any merger, consolidation and/or acquisition with other company which result in the dissolution of the Subsidiaries or which may have adverse effect to the continuance of the Subsidiaries’ business except (a) in relation to the issuer’s restructuring activities and/or (b) in relation to the merger between the Issuer, PT Satelit Palapa Indonesia, PT Indosat Multimedia Mobile and PT Bimagraha Telekomindo.

iv)	give any loan to any party, except in relation to the Permitted Receivables.

v)	sell, transfer or assign all or part of its asset or Main Business of the Issuer, except :

(1)	for the purpose of the Restructuring Activity of the Issuer; or

(2)	such sell, transfer or assign of assets conducted either in one accumulated transactions within the current year does not exceed 10% (ten percent) of the net consolidated fixed assets of the Company pursuant to the latest audited consolidated financial report of the Issuer and so long as it does not cause inconvenience to the Main Business of the Issuer.

vi)	issue bonds or other debt instrument which has higher rank, or which payment is prior to the Bonds, by observing the Permitted Collateral and Encumbrance.

vii)	change its business activity.

b.	The Issuer has the obligation to:

i)	comply to the Trusteeship Agreement and any other agreements in relation to the Bond Issuance.

ii)	deposit an amount of money required for settlement of Bond Principal and/or Bond Interest that has been due at the latest 1 (one) Business Day (in good fund) prior to Bond Interest Payment Date and/or Bond Principal Settlement Date to KSEI’s account in the Paying Bank,.

iii)	pay penalty of 2% (two percent) above the prevailing Bond Interest rate over the indebted amount which the Issuer has failed to pay, Such penalty is calculated based on the actual number of days provided that one year consists of 360 (three hundred sixty) day and one month consists of 30 (thirty) days and until the effective settlement of the said amount. Penalty to be paid by the Issuer is the entitlement of the Bondholder and shall be paid to the Bondholder proportionally with the number of the Bonds that it owns.

iv)	maintain the Issuer’s and the Subsidiaries’ status as a limited liability company and legal entity (except in relation to merger plan of the Issuer, PT Satelit Palapa Indonesia, PT Indosat Multimedia Mobile and PT Bimagraha Telekomindo), and all rights, material contracts in relation to the Main Business of the Issuer and licenses currently held by the Issuer and the Subsidiaries and promptly request licenses in the event of expiry of such licenses or such licenses are required for its business operation.

v)	maintain accounting system and cost monitoring system in accordance with the accounting principle and other sufficient records to have an exact description of the financial condition of the Issuer, the Subsidiaries and their business operation and to applied consistently.

vi)	promptly notify the Trustee on any substantial occurrence on the Issuer and/or Subsidiaries which may have material adverse impact to the performance of the Issuer’s obligation in relation to the issuance and settlement of the Bonds.

vii)	at the latest within 2 (two) Business Days after it occurs, notify the Trustee in writing of:

(1)	any change in the Articles of Association or the structure of the member of the Board of Directors and Board of Commissioners of the Issuer or Subsidiaries, any dividend distribution to the Issuer’s and Subsidiaries’ shareholders and deliver any resolution of the General Meeting of Shareholders of the Issuer and Subsidiaries at the latest 30 (thirty) Business Days after the occurrence of such event;

(2)	any criminal, civil, administration and labor case which involve the Issuer and the Subsidiaries which may have material impact on the Issuer’s and/or Subsidiaries’ capability to perform and comply with its obligation under the Issuance Documents.

viii)	Ensure that the payment obligation of the Issuer, to the Bondholder pursuant to the Trusteeship Agreement shall at any time have the same rank (pari passu) with all Payment Obligations to all the other creditors except for obligations to preferent creditor.

ix)	Deliver to the Trustee:

(1)	copy of the reports submitted to BAPEPAM, stock exchange where the Issuer’s shares, American Depository Shares, or bonds are listed, and KSEI at the latest 2 (two) Business Days after such reports are submitted to the said parties;

(2)	annual consolidated financial report audited by a public accountant which has been registered at Bapepam at the latest within 120 (one hundred twenty) Calendar Days after the end of the Issuers book year;

(3)	quarterly consolidated financial report which shall be submitted simultaneously with the submission of such report to BAPEPAM, Stock Exchange, or at the latest:

–	60 (sixty) Calendar Days after the end of that quarter period, if such report is not submitted with accountant report;

–	90 (ninety) Calendar Days after the end of that quarter period, if such report is submitted with the accountant’s limited due diligence report; or

–	120 (one hundred twenty) Calendar Days after the end of that quarter period, if such report is submitted with the accountant report which render its opinion on the reasonability of the financial report in general;

x)	Maintain and protect the Issuer and the Subsidiaries’ in good state and to always keep insured such assets with a reputable Insurance Company in terms and conditions normally carried out by the Issuer and generally applicable on similar business.

xi)	Authorize the Trustee at Business Days and on working hours to conduct direct visit to the Issuer’s Company and the Subsidiaries and to examine the licenses and Financial Records of the Issuer and the Subsidiaries as long as it is not in contradiction to the prevailing laws, with at least three Business Days’ prior notice to the Issuer.

xii)	Comply with any financial obligations based on the Issuer’s and the Subsidiaries’ consolidated financial report as follows:

(1)	maintain ratio of total Loan to equity not more than 1,75 (one point seventy five to one) : 1, as reflected in each quarterly consolidated financial report;

(2)	maintain ratio of (a) EBITDA to (b) payment of the Loan Interest at financial year:

–	2003 (two thousand three), not less than 2.25 : 1 (two point two five to one);

–	2004 (two thousand four), not less than 2.5 : 1(two point five to one);

–	2005 (two thousand five), not less than 2.5 : 1(two point five to one);

–	2006 (two thousand six), not less than 25 : 1(two point five to one);

–	2007 (two thousand seven), not less than 3 : 1 (three to one);

–	2008 (two thousand eight), not less than 3 : 1 (three to one);

–	2009 (two thousand nine), not less than 3 : 1 (three to one);

–	2010 (two thousand ten), not less than 3 : 1 (three to one),

(3)	maintain the ratio of total loan plus vendor financing compare to EBITDA shall not be more than 3,5:1

(4)	maintain at any time as long as the Outstanding Amount remain outstanding, minimum consolidated equity not less than Rp. 5,000,000,000,000.00.

xiii)	Conduct annual rating over the Bond, and deliver the rating result to the Trustee at the latest 7 (seven) Business Days after such rating is received by the Issuer.

xiv)	Take all necessary actions to cause Satelindo to release the statement of full payment letter to its creditors as stipulated in the Master Restructuring Agreement dated 30 May 2000 (“MRA”) and deliver to the Trustee at the latest one (1) Business Day before the ending of the offering period, a copy of (i) statement of full payment notification to the creditors under MRA, and (ii) receipt of such notification from the creditors.

EVENT OF DEFAULT OR BREACH OF CONTRACT

a.	In case of occurrence of one of the conditions or event as stated in section B below and such condition or event continuously occur within 15 (fifteen) Business Days after receiving of written warning from the Trustee without any efforts of recovery from the Issuer to eliminate the condition, then (a) the Trustee entitles to notify the event to the Bondholders through 1 (one) daily newspaper with national circulation and 1 (one) daily newspapers that has at least a local circulation in the domicile of the Issuer, (b) the Trustee entitles to declare that the Outstanding Amount becomes due and payable, and (c) the Trustee on its own discretion entitles to summon a General Meeting of Bondholders based on the provisions and procedure of the Trusteeship Agreement and in the General Meeting of Bondholders, the Trustee will request clarification from the Issuer relating to such default.

If the General Meeting of Bondholders refuses to accept the clarification of the Issuer, the Issuer’s explanation or if the Issuer cannot give any clarification to the General Meeting of Bondholders, then the General Meeting of Bondholders may at the same time determine further actions to be taken against the Issuer in relation to the Bonds.

If the General Meeting of Bondholders resolves that the Trustee shall take any legal actions to claim the Issuer, then the Trustee within the fixed period by the General Meeting of Bondholders must file a claim and conduct legal action relevant to such claim to the Issuer.

b.	The Event of Default or the breach of contract as referred to in point a above shall be if one or more of the following conditions or events occur:

i)	The Issuer fails to pay the Bondholders the Bond Principal on the Bond Principal Settlement Date and/or the Bond Interest on the Bond Interest Payment Date; or

ii)	The Issuer fails to perform or comply one or more conditions in the Trusteeship Agreement, materially causing negative impact to the Company’s capability in complying its obligations in the Trusteeship Agreement; or

iii)	The Issuer shall be dissolved (except due to merger) or stated as bankrupt; or

iv)	Court or any competent Government institution has seized or taken over in whatever way all or almost all of the Issuer’s property or has taken any action precluding the Issuer from conducting substantial part or all of the Issuer’s business which materially cause the Issuer’s capability in complying its obligation under the Trusteeship Agreement; or

v)	Substantial part of the right, permits and other consents from the Government of the Republic of Indonesia owned by the Issuer and/or the Subsidiaries are revoked or stated as void, or the Issuer and/or the Subsidiaries fails to obtain permit or consent required by the prevailing laws, which materially inflicting negative effect to the Issuer’s business survival and materially cause the Issuer’s capability in complying its obligation under in the Trusteeship Agreement; or

vi)	The Issuer’s representation and guarantee on the Issuer’s condition or corporate status or financial condition and or the Issuer’s management, which materially is not in accordance with the reality or incorrect, including the Issuer’s statement and guarantee as meant in Article 14 of the Trusteeship Agreement; or

vii)	The Issuer and/or its Subsidiaries shall be stated default in relation to a debt agreement between the Issuer and/or its Subsidiaries with one of its creditors in form of credit facility, now or in the future, in an amount equal to or more than 10% (ten percent) of the revenues, or 20% (twenty percent) of the equity of the Issuer, whichever is the lesser; or

viii)	The Issuer or its Subsidiaries, based on court order that is final and binding shall be required to pay amount of money to the third party in the event that it is paid will materially inflict the capability of the Issuer to perform its obligations under this Trusteeship Agreement.

GENERAL MEETING OF BONDHOLDERS

a.	A General Meeting of Bondholders may be held at any time in compliance with article 12 or the Trusteeship Agreement for the purposes as follows:

i)	to adopt resolution in relation to an occurrence of an Event of Default as stipulated under the Trusteeship Agreement;

ii)	to adopt resolution upon the change of Bond Interest rate, the change of method of payment of the Bond Interest and/or the Bond Principal including the conversion of Bond into the Issuer’s equity, change of the period of the Bond and the amendment of the Trusteeship Agreement in related with to the said changes, whereby such changes shall only be requested by the Issuer, in the event the Issuer is in the state of default as stipulated under the Trusteeship Agreement;

iii)	to discharge the Trustee and assign a substitute Trustee in accordance with the provisions of the Trusteeship Agreement;

iv)	to adopt any necessary resolution regarding the intention of the Issuer or Bondholder which represents at least 20% (twenty percent) of the outstanding amount of the Bond Principal, to cancel the registration of the Bond at KSEI pursuant to the capital market regulations and KSEI;

v)	to take any necessary action for the interest of the Bondholders pursuant to provisions of the Trusteeship Agreement and/or the prevailing regulations;

vi)	to make resolution regarding force majeure in the event that there is a disagreement between the Issuer and the Trustee;

vii)	to notify the Issuer or the Trustee or to give guidelines to the Trustee or to take any other action; or

viii)	to take other actions authorized to be taken by or on behalf of the Bondholder, including but not limited to amend the Trusteeship Agreement with due observance of the conditions contained in the Trusteeship Agreement and the prevailing regulations.

b.	A General Meeting of Bondholders may be held in the event:

1.	One or more Bondholders, represent at least of 20% (twenty percent) of total outstanding amount of Bond Principal (excluding Bond owned by the Issuer and/or its Affiliate), submit a written request to the Trustee to hold a General Meeting of Bondholders by including the requested agenda and attaching a copy of KTUR issued by KSEI obtained from the account holder and showing the original thereof to the Trustee, provided that as from issuance of the KTUR, the Bond will be blocked by KSEI, in the number of Bond stated in the KTUR, Revocation of such block up may only be made after having the Trustee’s written approval, or

2.	The Trustee or Bapepam or the Issuer considers that it is necessary to hold a General Meeting of Bondholders.

c.	The Trustee must summon and hold a General Meeting of Bondholders by no later than 30 (thirty) Calendar Days as of the receipt of the request.

d.	In the event the Trustee refuses such request as stipulated an article 10b above to hold a General Meeting of Bondholders, then the Trustee shall notify in writing regarding the reason for the refusal to the requesting party with a copy thereof delivered to Bapepam by no later than 21 (twenty one) Calendar Days after the receipt of such request.

e.	The procedures governing the holding of a General Meeting of Bondholders shall be as follows:

i)	A General Meeting of Bondholders may be held in the Issuer’s domicile or other place where the Bonds are listed or as jointly approved by the Trustee and the Issuer.

ii)	Official notification for the General Meeting of Bondholders shall be exercised 2 (twice) on different days, announced at the least in 2 (two) daily newspapers in Bahasa Indonesia within national circulation 2 (twice) on different days provided, such notification shall be at least within 14 (fourteen) Business Days prior to the General Meeting of Bondholders, whereby such 14 (fourteen) Business Days shall commence from the first notification in the newspaper (without taking into account the date of such notification and the date of the General Meeting of Bondholders). The notification shall include date, time, location and the agenda of General Meeting of Bondholders.

iii)	The General Meeting of Bondholders shall be chaired and headed by the Trustee and the Trustee is obligated to prepare the agenda and materials of the General Meeting of Bondholders and to appoint a notary who will prepare minutes of the General Meeting of Bondholders. In the event the agenda is to replace the Trustee as requested by the Issuer or the Bondholders, the General Meeting of Bondholders shall be chaired by the Issuer or a Bondholder requesting the General Meeting of Bondholders, and such Issuer or Bondholder shall prepare the agenda and the materials of the General Meeting of Bondholders and also appoint a notary who will prepare minutes of the General Meeting of Bondholders.

iv)	A General Meeting of Bondholders may be held and adopt valid and binding resolutions if attended by Bondholders or their duly appointed proxy representing at least 2/3 (two third) of the total outstanding Bond Principal (excluding those owned by the Issuer and/or Affiliate) with valid voting rights.

If the quorum is not achieved, then announcement for a second General Meeting of Bondholders must be made by no later than 7 (seven) Business Days prior to the holding of the second General Meeting of Bondholders, The second General Meeting of Bondholders shall be held at no earlier than 10 (ten) Business Days and no later than 21 (twenty one) Business Days after the first General Meeting of Bondholders. The second General Meeting of Bondholders is valid and entitled to adopt binding resolutions only if it is attended by Bondholders or their duly appointed nominees representing at least 2/3 (two third) of total outstanding Bond Principal (excluding those owned by the Issuer and/or Affiliate) with valid voting rights with due observance of Article 12.4 h of the Trusteeship Agreement.

If in the second General Meeting of Bondholders quorum is still not reached, announcement for a third General Meeting of Bondholders must be made by no later than 7 (seven) Business Days prior to the holding of the third General Meeting of Bondholders. The third General Meeting of Bondholders shall be held no earlier than 10 (ten) Business Days and no later than 21 (twenty one) Business Days after the second General Meeting of Bondholders. The third General Meeting of Bondholders may be held and adopt binding resolutions without requiring to observe attendance quorum.

v)	Resolutions at the first and second General Meeting of Bondholders shall be adopted based on votes of approvals from ½ (one half) of the number of outstanding Bonds Principal present and/or represented having valid voting rights in the General Meeting of Bondholders (excluding those owned by the Issuer and/or Affiliate). Resolution in the third General Meeting of Bondholders shall be adopted based on votes of approval from 2/3 (two thirds) of the number of outstanding Bonds Principal present and/or represented having valid voting rights in the General Meeting of Bondholders (excluding those owned by the Issuer and/or Affiliate) with due observance of Article 12.4 h of the Trusteeship Agreement.

vi)	A General Meeting of Bondholders which is held with respect to a change in the Bond Interest rate, change of payment method of Bond Interest payment and/or Bond Principal redemption including the conversion of Bonds into the Issuer’s equity, change of the Bond’s term and amendment to the Trusteeship Agreement with regard to the such changes (which may only be conducted if the Issuer is in the state of default under the Trusteeship Agreement) can be held and entitled to adopt valid and binding resolutions if attended by Bondholders or their duly authorized proxies representing at least 3/4 (three fourth) of the total outstanding Bond Principal (excluding those owned by the Issuer and/or Affiliates) having valid voting rights and will be entitled to adopt legal and binding decision if it is approved at least 3/4 (three fourth) of the total outstanding Bond Principal attending and/or being represented by their duly appointed proxies at the General Meeting of Bondholders and having valid voting rights (excluding those owned by the Issuer and/or Affiliates) with due observance of Article 12.4 h of the Trusteeship Agreement.

A second General Meeting of Bondholders is valid and entitled to adopt valid and binding resolutions if attended by Bondholders or their duly authorized proxies representing at least 3/4 (three fourth) of the total outstanding Bond Principal and having valid voting rights (excluding those owned by the Issuer and/or Affiliates) and will be entitled to adopt valid and binding decision if it is approved by more then 3/4 (three fourth)

of the total outstanding Bond Principal attending and/or being represented by their duly appointed proxies at the General Meeting of Bondholders and having valid voting rights (excluding those owned by the Issuer and/or Affiliates) with due observance of Article 12,4 h of the Trusteeship Agreement.

If the second General Meeting of Bondholders does not reach quorum, a third General Meeting of Bondholders may be held, where such General Meeting of Bondholders will be valid and entitled to adopt binding resolutions if attended by Bondholders or their duly authorized proxies representing at least 3/4 (three fourth) of the total outstanding Bond Principal and having valid voting rights (excluding those owned by the Issuer and/or Affiliates) and will be entitled to adopt legal and binding decision if it is approved by more then 3/4 (three fourth) of the total outstanding Bond Principal attending and/or being represented by their duly appointed proxies at the General Meeting of Bondholders and having valid voting rights (excluding those owned by the Issuer and/or Affiliates) with due observance of Article 12,4 of the Trusteeship Agreement.

vii)	Bondholders entitled to be present at the General Meeting of Bondholders are Bondholders who owned KTUR and whose names are registered in the KTUR registry issued by KSEI.

viii)	The Issuer, Trustee and Bondholders shall comply and be bound by the resolution of the Bondholders adopted at the General Meeting of Bondholders in accordance with the provisions set out in Article 12 of the Trusteeship Agreement.

ix)	Each of 1 (one) Bond Unit confers the right to the holder to cast 1 (one) vote.

x)	Blank votes, abstain, and invalid votes shall be deemed as not been issued, including Bonds owned by the Issuer and its Affiliates.

xi)	Bonds owned by the Issuer through Buy Back and/or owned by the Affiliate shall not be counted in the fulfillment of quorum in RUPO and shall not confer voting rights.

xii)	Further regulations in relation to the procedures in the General Meeting of Bondholders may be made and if necessary improved or amended by the Issuer and the Trustee with due observance of the prevailing laws in the Republic of Indonesia.

xiii)	In the event the terms and conditions regarding General Meeting of Bondholders are otherwise governed by the Capital Market regulations, the Capital Market regulations shall prevail.

xiv)	Any General Meeting of Bondholders shall be recorded in a minute of meeting prepared by a Notary, which will serve as valid and binding evidence to the Bondholders, Trustee and the Issuer. The Trustee shall announce the resolution of the General Meeting of Bondholders in 1 (one) newspaper published in Bahasa Indonesia with nationwide circulation by no later than 7 (seven) Business Days after the date of the relevant General Meeting of Bondholders.

xv)	Others than expenses arising from the resignation of the Trustee as stipulated in paragraph 3.8 c. of the Trusteeship Agreement, expenses for the announcement of notification for General Meeting of Bondholders and the announcement of the resolution thereof and all expenses for convening the General Meeting of Bondholders, including but not limited to fees for notary and rental of venue for the General Meeting of Bondholders shall be borne by the Issuer.

xvi)	Before any General Meeting of Bondholders is held, the Issuer shall issue a statement letter confirming the total Bonds owned by the Issuer or its Affiliates.

NOTICE

All notices from one party to another party under the Trusteeship Agreement shall be deemed as having being validly and duly made if signed by the authorized party and delivered to the address as provided below via registered mail or delivered directly with receipt or via telex.

The address of the parties to the Trusteeship Agreement are as follows:

Issuer:	PT Indosat Tbk
Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110
Telephone: (021) 3802614
Facsimile: (021) 3458155

Trustee:	PT Bank Rakyat Indonesia (Persero)
Investment Banking Desk – Treasury Division
BRI Building II, 3rd Floor
Jl. Jenderal Sudirman, Kav. 44-46, Jakarta 10210
Telephone: (021) 5709060 ext. 2371
Facsimile: (021) 2511647

GOVERNING LAW

All agreements related with the Bonds are governed by and shall be construed in accordance with the laws and regulations prevailing in the Republic of Indonesia.